          Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

                                *   *   *   *

      The following documents, which include a letter from the Chairman of the Board, Notice of a Special Meeting, Proxy Ballot Disclosure and a Proxy Ballot, were distributed to CBOT Members on October 17, 2001 and are currently available on the CBOT's intranet site, MemberNet.

                               October 17, 2001

Dear Fellow Members:

It is my privilege to present you with the enclosed Notice, Proxy Ballot Disclosure and Proxy Ballot, which relate to propositions designed to modernize certain aspects of the CBOT(R)'s corporate governance. For the following reasons, these propositions are being submitted for your approval in advance of the anticipated membership vote on the CBOT restructuring:

 .    The proposed CBOT(R) restructuring would include the establishment of an elected Board of Directors consisting of nine persons;

 .    the date of the anticipated membership vote on the restructuring proposal cannot yet be determined with certainty in view of the necessary regulatory approvals. However, this date reasonably may be expected to occur around the end of 2001;

 .    the CBOT Annual Election, predicated on the CBOT's existing governance provisions, also is scheduled to be held before the end of 2001 and is designed to elect a number of candidates in order to maintain an eighteen person Board; and

 .    the above-described circumstances of timing make it impractical for the
     CBOT to conduct its 2001 Annual Election process in accordance with the established schedule.

Based on these considerations, and on a recommendation from the Nominating Committee, the Board of Directors has adopted, approved and recommended for your approval propositions, which would:

     . Allow the 2001 Annual Election to be postponed temporarily (to a date no later than March 31, 2002);

     . Allow for an Annual Election, to establish a nine-person Board by no later than March 31, 2002, if the membership has voted in a timely manner in favor of the CBOT Restructuring proposal; and

     . Allow for an Annual Election, to fill the normal vacancies on an eighteen person Board by no later than March 31, 2002, if the membership has voted against the CBOT Restructuring proposal, or if the membership vote on the Restructuring proposal was not able to be taken in a timely manner.

(The propositions also include administrative provisions to clarify the Board of Directors' discretion as to the timing of its meetings and other conforming changes.)

I believe that these propositions represent a critical step towards achieving our goal of creating a more competitive Chicago Board of Trade. I urge you to vote in favor of these propositions.

                                   Very truly yours,

                                   /s/ Nickolas J. Neubauer

                                   Nickolas J. Neubauer
                                   Chairman of the Board

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
                          141 WEST JACKSON BOULEVARD
                           CHICAGO, ILLINOIS  60604

                           NOTICE OF SPECIAL MEETING

     The board of directors of the Board of Trade of the City of Chicago, Inc. (the "CBOT(R)") has called for a special meeting of the membership, to be held at 2:30 p.m., Central time on October 31, 2001 in the Visitor Center Theater, Fifth Floor of the CBOT's offices at 141 West Jackson Blvd., Chicago, Illinois 60604 (the "Special Meeting"), for the purpose of conducting a membership vote on the following propositions, which are, in each case, described more fully in the enclosed Proxy Ballot Disclosure: (1) amend and restate our Amended and Restated Certificate of Incorporation (the "Charter") in the form set forth as Appendix A to the Proxy Ballot Disclosure and (2) amend and restate our Amended
----------
and Restated Bylaws (the "Bylaws") in the form set forth as Appendix B to the
                                                            ----------
Proxy Ballot Disclosure. For your convenience, each of the forms set forth as appendices to the Proxy Ballot Disclosure are marked to show changes from the current Charter and Bylaws.

     This Notice and the enclosed Proxy Ballot Disclosure and Proxy Ballot are being sent to holders of record of Full Memberships and Associate Memberships as of October 16, 2001.

     We have enclosed a Proxy Ballot for your use in voting on the propositions described above and in the Proxy Ballot Disclosure. The Special Meeting and related Proxy Ballot solicitation will be conducted in accordance with our certificate of incorporation, bylaws and rules and regulations. In connection with the Proxy Ballot solicitation, please note the following instructions:

     1. Mark the enclosed Proxy Ballot and provide your signature, printed name and date, and enclose and seal the completed Proxy Ballot in the gold envelope addressed to the Secretary. The Proxy Ballot must be signed in order to be effective.

     2. Print your name in the upper left-hand corner of the gold envelope and deliver or mail it to the Secretary's Office.

     Alternatively, you may submit your completed Proxy Ballot to the Secretary's Office by depositing the Proxy Ballot in the Ballot Box, which will be located in the Fourth Floor Lobby of the CBOT between the hours of 8:00 a.m. and 2:15 p.m. on October 31, 2001. Returning your completed Proxy Ballot will not prevent you from voting in person at the Special Meeting if you are present and wish to vote. Please note, however, that if you vote by Proxy Ballot, you will not need to attend the Special Meeting, or take any further action in connection with the proxy voting at the Special Meeting, because you already will have directed the Proxy how you wish to vote with respect to the proposition. You may revoke your Proxy Ballot at any time before the Special Meeting by providing written notice to the Secretary or by submission of a later-dated Proxy Ballot.

     If you have any questions concerning this letter or the voting process on this proposition, please do not hesitate to contact the Secretary's Office at
(312) 435-3605.

                                 By order of the Board of Directors,

                                 /s/ Paul J. Draths

                                 Paul J. Draths
October 17,  2001                Vice President and Secretary

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.
                          141 WEST JACKSON BOULEVARD
                            CHICAGO, ILLINOIS 60604

                            PROXY BALLOT DISCLOSURE

     The board of directors of the Board of Trade of the City of Chicago, Inc. (the "CBOT(R)") has called for a special meeting of the membership, to be held at 2:30 p.m., Central time on October 31, 2001 in the Visitor Center Theater, Fifth Floor of the CBOT's offices at 141 West Jackson Blvd., Chicago, Illinois 60604 (the "Special Meeting"), for the purpose of conducting a membership vote on the following propositions, which are, in each case, described more fully below:

     . amend and restate our Amended and Restated Certificate of Incorporation (the "Charter") in the form set forth as Appendix A to the Proxy Ballot
                                                 --------
        Disclosure; and

     . amend and restate our Amended and Restated Bylaws (the "Bylaws") in the form set forth as Appendix B to the Proxy Ballot Disclosure.
                          ----------

For your convenience, each of the forms set forth as appendices hereto are marked to show changes from the current Charter and Bylaws.

     Unless both of these propositions are approved, neither of the propositions will be completed. To the extent these propositions are not approved in connection with this Special Meeting, we currently anticipate that a similar proposition, which will downsize the board of directors from 18 members to nine members, will be proposed as part of the anticipated membership vote in connection with the restructuring transactions (as defined below).

     Full Members will be entitled to one vote for each Full Membership owned and Associate Members will be entitled to one-sixth of one vote for each Associate Membership owned. No other class of membership will be entitled to vote on these propositions.

     We have enclosed a Proxy Ballot for your use in voting on the propositions described below. The Special Meeting and related Proxy Ballot solicitation will be conducted in accordance with our certificate of incorporation, bylaws and rules and regulations.

Background

     On January 26, 2001, the CBOT filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (as amended, the "Registration Statement"), which contains a proxy statement and prospectus that is intended to be used, upon being declared effective by the SEC, to solicit membership approval of a series of restructuring transactions, which we refer to as the "restructuring transactions," that are designed to accomplish the following objectives:

     .  demutualize our organization;

     .  modernize our corporate governance structure; and

     .  reorganize and consolidate our electronic trading business.

Although we currently believe that the membership vote with respect to the restructuring transactions will occur before the end of this year, we cannot be assured of this timing in view of necessary regulatory approvals. In addition, even assuming membership approval of the restructuring transactions, there is additional uncertainty as to the likely timing of the implementation of the restructuring transactions in view of certain additional necessary regulatory approvals. Accordingly, in order to accelerate our progress towards creating a more competitive organization, on October 16, 2001, the board of directors, upon the recommendation of the nominating committee, approved two propositions that are designed to modernize our corporate governance structure in advance of the anticipated completion of the restructuring transactions and directed that such propositions be submitted to a vote of the membership of the CBOT.

     In particular, the Proxy Ballot Disclosure and Proxy Ballot will seek your approval on the following two propositions, which, in each case, are described more fully below:

     . an amendment and restatement of the CBOT's Charter, which would facilitate the downsizing of the board of directors from 18 members to nine members following approval of the restructuring transactions by the CBOT membership; and

     . an amendment and restatement of the CBOT's Bylaws, which would authorize the board of directors to delay the next annual election of the CBOT until no later than March 31, 2002, clarify the board of directors' discretion as to the timing of its meetings and make certain other conforming changes.

Delay of Next Annual Election

     The Bylaws currently provide that the annual election of directors and members of the Nominating Committee shall occur in December of each year (the "Annual Election"). In connection with certain proposed changes to the Charter described below, it is being proposed that the Bylaws be amended and restated in order to provide the board of directors authority to delay the December 2001 Annual Election of the CBOT until a later date that does not fall after March 31, 2002. It is currently expected that the next Annual Election would be held within 45 days following the membership vote to approve the restructuring transactions but, in any case, on or prior to March 31, 2002.

Reduction in Size of Board of Directors; Change in Terms of Office

     In connection with the foregoing change, it is also being proposed that the Charter be amended and restated to provide that, if the members approve the restructuring transactions (the "Required Approval"), the board of directors would be reduced in size from 18 members to nine members in connection with the next Annual Election following the required approval. In connection therewith, it is important to note that the membership vote on the restructuring transactions must occur on a date sufficiently in advance of March 31, 2002 to permit the nomination and election process for the upcoming Annual Meeting to be conducted in accordance with the Charter and Bylaws. Currently, the Charter provides that the board of directors shall have 18 members, consisting of the following:

     . the Chairman of the Board, who is elected by the members to a two-year term of office;

     . the Vice Chairman of the Board, who is elected by the members to a two-year term of office;

     . the President and Chief Executive Officer, who is a non-voting member of the board;

     . nine Full Member directors, who are elected by the members to three-year terms of office;

     . two Associate Member directors, who are elected by the members to three-year terms of office; and

     . and four non-member "public" directors, who are elected by the board of directors to four-year terms of office.

     As described above, if the Required Approval occurs, the board of directors would be reduced in size from 18 members to nine members in connection with the next Annual Election, which would be held on or before March 31, 2002. At such time the nine-member board of directors would consist of the following:

     .  the Chairman of the Board;

     .  five directors who are members of the CBOT;

     .  two directors who are "independent;" and

     .  one "at-large" director.

Neither the at-large director nor the Chairman of the Board would be subject to any eligibility requirements or "qualifications." The member directors (who could be Full Members, Associate Members, GIMs, IDEMs, or COMs) and the independent directors would be subject to specified qualifications. In particular, the independent directors would generally be individuals who are not employees or related to employees of the CBOT, do not accept material compensation from the CBOT (except fees for serving on the CBOT board of directors), do not have a material interest in a membership in the CBOT and do not have certain other affiliations with the CBOT. The Nominating Committee would make the final determination of eligibility for nomination for election to the board of directors. It is currently expected that the President and Chief Executive Officer would be nominated to be elected as the at-large director in connection with the next Annual Election.

     If the Required Approval occurs, with the exception of the Chairman of the Board, each director's current term would end in connection with the next Annual Election. Consistent with the board of directors action and membership vote taken in September and October of 2000 respectively, the position of the Chairman of the Board would be held from and after the next Annual Election until the Annual Election thereafter by the person who is Chairman of the Board immediately prior to the next Annual Election. Accordingly, the members would not elect a new Chairman of the Board at the next Annual Election. All directors other than the Chairman of the Board would be elected by the Full Members and Associate Members at the next Annual Election and all directors, including the Chairman of the Board, would take office immediately following that Annual Election and serve until the Annual Election thereafter. There would be no term limits applicable to directors, including the Chairman of the Board.

     If the Required Approval does not occur, the board of directors would not
                                   ---
be reduced in size from 18 directors to nine directors in connection with the next Annual Election. In such event, those directorships with terms that are currently scheduled to expire in connection with the next Annual Election would be filled at such Annual Election.

     In the event the Required Approval does occur and the restructuring transactions are completed as described in the Registration Statement, we currently expect that the board of directors would either (i) remain a nine-member board of directors to the extent the board of directors is reduced in size in connection with the approval and implementation of the propositions described above or (ii) be downsized from 18 members to nine members shortly after completion of the restructuring transactions to the extent the propositions described above are not approved and implemented.

     Importantly, approval by the board of directors and the membership of the propositions to downsize the board of directors would have no effect on the size or composition (including the terms of current members) of the nominating committee or the process by which members of the CBOT may nominate persons by petition to be elected as directors. Accordingly, if the Required Approval occurs, it is anticipated that the current nominating committee would nominate the eight persons to be elected as directors on the nine-member board of directors in connection with the next Annual Election. However, if the Required Approval does not occur it is anticipated that the current nominating committee
              ---
would nominate persons to be elected to fill those directorships on the 18-member board of directors with terms that are currently scheduled to expire in connection with the next Annual Election.

     In the event the Required Approval does occur and the restructuring transactions are completed as described in the Registration Statement, we currently expect that the nominating committee would be reconstituted as a board committee, comprised solely of members of the board of directors, or, alternatively, as a non-board committee, comprised of members of the board of directors and/or members of the exchange. It is important to note that in the event the nominating committee is reconstituted as a non-board committee, as a matter of Delaware law, nominations made by such committee must be approved by the board of directors.

     In connection with the changes described above, it is also proposed that the Charter and Bylaws be amended and restated in order to clarify that meetings of the board of directors may occur at such times as the board of directors may determine and to make certain additional conforming changes necessary to implement the changes described above.

Matters To Be Approved; Vote Required

     Full Members and Associate Members are being asked to approve the propositions described in this document, including the approval and adoption of:

     . an amendment and restatement of our Amended and Restated Certificate of Incorporation, in the form set forth as Appendix A to this document,
                                                ----------
        which would facilitate the downsizing of the board of directors from 18 members to nine members following approval of the restructuring transactions by the CBOT membership; and

     . an amendment and restatement of our Amended and Restated Bylaws, in the form set forth as Appendix B to this document, which would authorize the
                          ----------
        board of directors to delay the next annual election of the CBOT until no later than March 31, 2002, clarify the board of directors' discretion as to the timing of its meetings and make certain other conforming changes.

     Unless both of these propositions are approved, neither of the propositions will be completed. The propositions being submitted for your approval will be approved if Full

Members and Associate Members, voting together as a single class based upon their respective voting rights, cast at least 300 votes at the special meeting, in person or by proxy ballot, and at least a majority of the votes cast are in favor of both of the propositions being submitted for their approval in connection with this Proxy Ballot solicitation. Full Members will be entitled to one vote for each Full Membership owned and Associate Members will be entitled to one-sixth of one vote for each Associate Membership owned. No other class of membership will be entitled to vote on the propositions described in this document.

Board Recommendation

     Our board of directors has determined that the two propositions being submitted for your approval are advisable and in the best interests of the CBOT and its members. Our board of directors has adopted and approved each of these propositions and recommends that you vote "FOR" approval of both of the propositions being submitted for your approval in connection with this Proxy Ballot solicitation.

                                             /s/ Paul J. Draths

                                             Paul J. Draths
                                             Vice President and Secretary
October 17, 2001

                                 *   *   *   *



The CBOT urges you to read the Registration Statement on Form S-4, including the proxy statement/prospectus contained within the Registration Statement, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's website at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, Inc., 141 W. Jackson Blvd., Chicago, Illinois 60604, Attention: Office of the Secretary, Telephone:
(312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there by any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                                                      Appendix A
                                                                      ----------

                              AMENDED AND RESTATED
                          CERTIFICATE OF INCORPORATION

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


          FIRST:  The name of the corporation is Board of Trade of the City of
          -----
Chicago, Inc. (hereinafter referred to as the "Corporation").

          SECOND:  The address of the registered office of the Corporation in
          ------
the State of Delaware is 9 East Loockerman Street, in the City of Dover, County of Kent, Delaware 19901. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

          THIRD:  The nature of the business or purposes to be conducted or
          -----
promoted by the Corporation are:

          (a) to maintain a commercial exchange; to promote uniformity in the customs and usages of merchants; to inculcate principles of justice and equity in trade; to facilitate the speedy adjustment of business disputes; to acquire and disseminate valuable commercial and economic information; and, generally, to secure to its members the benefits of cooperation in the furtherance of their legitimate pursuits; and

          (b) to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

          FOURTH:  The Corporation is not for profit and shall have no authority
          ------
to issue capital stock. Any amendment, alteration or repeal of this Article FOURTH shall require the approval of the Board of Directors and the affirmative vote of the members in accordance with Exhibit A to this Amended and Restated
                                       ---------
Certificate of Incorporation (including all exhibits, the "Certificate of Incorporation"), which exhibit shall be a part hereof.

          FIFTH:   The terms and conditions of membership in the Corporation,
          -----
including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided in or pursuant to this Certificate of Incorporation, Exhibit A hereto and the bylaws
                                               ---------
of the Corporation (including all provisions incorporated therein by reference, the "Bylaws"). Each person or entity that held any membership or other interest in the Board of Trade of the City of Chicago, an Illinois not-for-profit corporation ("Old CBOT"), immediately prior to the merger of Old CBOT with and into the Corporation (the "Merger"), shall hold such membership or other interest in the Corporation immediately following the Merger, subject to this Certificate of

Incorporation and the Bylaws, Rules and Regulations (each as hereinafter defined) of the Corporation.

          This Certificate of Incorporation and the Bylaws may be amended from time to time to provide for one or more additional classes of members, membership or other interests, with such terms and conditions, including, without limitation, rights and obligations, including trading rights and privileges, voting rights (or no voting rights), and other qualifications and powers, some or all of which may vary as between classes, as may be provided for herein or in the Bylaws. Any such amendment to this Certificate of Incorporation shall require the approval of the Board of Directors and the affirmative vote of the members in accordance with Exhibit A hereto.
                                                   ---------

          SIXTH:  (a)  The business and affairs of the Corporation shall be
          -----
managed by or under the direction of a governing body to be known as the Board of Directors.


            ***   (b)  Except as otherwise provided in Article Sixth (c) of this
Certificate of Incorporation, the Board of Directors shall be comprised of the following *** eighteen members (all of whom may be referred to hereinafter as *** "Directors"):

               (1) the Chairman of the Board; ***

               (2) the *** Vice Chairman of the Board;


               (3) the President of the Corporation (who shall be a non-voting Director);

               (4) *** nine elected Directors who shall be Full Members of the Corporation and of whom at least *** two shall be *** non-resident (defined for purposes of this provision as a person whose ordinary place of business or occupation is located more than fifty miles from the Court House of Cook County, Illinois); ***


               (5) four non-member Directors; and

               (6) Directors who shall be Associate Members of the Corporation.

          (c) On and after the first Annual Election (as defined in the Bylaws) following membership approval of a restructuring of the Corporation pursuant to which members will receive stock issued by the Corporation or a holding company that holds, directly or indirectly, a membership or other interest in the Corporation (the "Required Approval"), the Board of Directors shall be comprised of the following nine members (all of whom may be referred to hereinafter as "Directors")

               (1) one Director who shall serve as the Chairman of the Board;

               (2) one Director who shall not be subject to any qualifications;

               (3) five Directors who shall be members of the Corporation; and

               (4) two Directors who shall be "independent directors" as that term is defined in Section 6 of Exhibit B to this Certificate of Incorporation.

          The provisions of this Article Sixth (c) shall be of no force and effect unless and until the Required Approval occurs.


          (d) The terms of office of such Directors, the manner of their nomination, election or appointment, and other terms and conditions of their service shall be as provided herein and in Exhibit B to this Certificate of
                                           ---------
Incorporation, which exhibit shall be a part hereof, and in the Bylaws.
***



          SEVENTH: The Corporation shall have Bylaws, which shall include the
          -------
Rules of the Corporation (the "Rules"), relating to the business of the Corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its members and other interest holders, Directors, officers, employees, agents or other persons having dealings with the Corporation. The Rules shall be set forth in, or incorporated by reference into, the Bylaws and shall be a part thereof. The Bylaws and the Rules may be adopted, amended or repealed by the membership in the manner provided in this Certificate of Incorporation and Exhibit A hereto. The Board of Directors may adopt, amend or
                  ---------
repeal Regulations of the Corporation (the "Regulations") not in conflict with the Rules, which shall have the binding effect of Rules. By majority vote, the Board of Directors may delegate, to particular committees as designated by the Board, the power to adopt, amend or repeal Regulations. Applicants for membership and any person or entity holding any membership or other interest in the Corporation shall be required to sign a written agreement to observe and be bound by this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time.

          EIGHTH:  Any person or entity holding any membership or other interest
          ------
in the Corporation shall hold such membership or interest subject to this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time, and shall be required to comply with all requirements hereof and thereof, including, without limitation, the requirements relating to proceeds of membership set forth in Rule 252.00 (as the same may be amended from time to time).

          NINTH:    The Merger of Old CBOT with and into this Corporation shall
          -----
have no effect on any rights related to the Chicago Board Options Exchange, Incorporated, including, without limitation, the rights provided in Rule 210.00 (as the same may be amended from time to time), held by any person or entity holding any membership or other interest in the Corporation.

          TENTH:    A Director of the Corporation shall not be personally liable
          -----
to the Corporation or its members for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the duty of loyalty to the Corporation or its members, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL, or (iv) for any transaction from which such Director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or members of the governing body of a non-stock corporation, then the liability of such Director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a Director existing at the time of such repeal or modification. For purposes of this Article, the term "Director" shall, to the fullest extent permitted by the DGCL, include any person who, pursuant to this Certificate of Incorporation, is authorized to exercise or perform any of the powers or duties otherwise conferred upon a board of directors by the DGCL.

          ELEVENTH: The provisions of this Certificate of Incorporation may be
          --------
amended, altered or repealed from time to time in accordance with Delaware law, provided that any such amendment, alteration or repeal must be approved by the membership in the manner set forth herein and in Exhibit A hereto.
                                                 ---------

                                   EXHIBIT A

                                  MEMBERSHIP
                                  ----------

          The rights of members and other interest holders in the Corporation shall be subject to the following provisions:

          Section 1. Terms and Conditions of Membership.  The terms and
          ---------  ----------------------------------
conditions of membership in the Corporation, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided in the Certificate of Incorporation and this Exhibit A, and in the Bylaws, Rules and Regulations of the Corporation, as
     ---------
each may be amended from time to time.

          Section 2. Election Procedures. Members shall vote to elect persons to
          ---------  -------------------
serve on the Board of Directors and Nominating Committee as follows. The election of such persons shall be in charge of tellers appointed by the Chairman of the Board. If the Chairman of the Board appoints as teller a non-member employee of a member, the member shall require such employee to serve as teller upon the established terms. All votes shall be cast by secret ballot. No member shall vote who is not in good standing with the Corporation. Members may vote by mail in the *** Annual Election in the manner prescribed in Section 4 of this
                                                            ---------
Exhibit A. The portions of ballots on which votes are cast for Directors and on
---------
which votes are cast for the Nominating Committee shall be rejected unless such portions are marked for a full ticket. The tellers shall receive the ballots and place the same in the ballot box, and shall keep a list of the members voting. After the election, the tellers shall count the ballots and report to the Chairman of the Board the names of the persons elected. The ballots shall be preserved for one month, and, upon request of any interested party, the Board may verify the correctness of the returns.


          Section 3. Vote Necessary. The vote required at the Annual Election
          ---------  --------------
for the choice of elective offices shall be as specified in this Section.

          (a) Chairman and Vice Chairman of the Board. A majority of all votes cast shall be necessary to elect a Chairman of the Board and to elect a Vice Chairman. If no candidate received a majority vote for Chairman of the Board or for Vice Chairman at the Annual Election, another ballot shall be taken fifteen days later; and if again there shall be a failure to elect, a third ballot shall be taken on the fifteenth following day, when a plurality shall elect. (11/01/00)

          (b) Directors. A plurality of votes shall elect the Directors who are required to be Full Members of the Corporation; provided, however, that if none of the candidates for such offices receiving a plurality of votes is a non-resident member, the non-resident candidate receiving the largest vote as among all non-resident candidates shall be elected Director, in lieu of the resident candidate receiving the lowest winning plurality. A plurality of votes shall elect the Directors who are required to be Associate Members of the Corporation.

          (c) Other Elective Offices. For all other elective offices, a plurality of votes shall elect.

          Section 4. Voting by Mail. At the Annual Election and at all balloting
          ---------  --------------
on propositions submitted to a vote of the members, members may vote by mail by delivering a proxy to the Secretary of the Corporation, or any other person or persons designated by the Board of Directors for these purposes (collectively, the "Proxy"), in the manner hereafter provided. At least ten days prior to the balloting, the Proxy shall send to each member (1) a proxy ballot (a "Proxy Ballot") with which the member can appoint the Proxy as proxy and direct the Proxy how to vote; and (2) a copy of the proposition(s) on which a vote is to be taken. Any member who so desires may mark and execute the Proxy Ballot and deliver or mail it to the Proxy. The Proxy shall deliver all such Proxy Ballots to the tellers in charge of the balloting, and the tellers shall indicate which members have submitted Proxy Ballots. The Proxy shall cast one or more ballots to vote, as proxy, as directed in the Proxy Ballots. No ballots received after the polls have closed shall be counted.

          The latest dated Proxy Ballot of a given member delivered or received by mail shall be the Proxy Ballot followed by the Proxy with respect to such member. A member can revoke a Proxy Ballot by voting in person.

          Section 5.  Amendment of Bylaws.  New Bylaws and Rules may be adopted
          ---------   -------------------
and existing Bylaws and Rules may be amended or repealed by the membership. Proposed amendments may be recommended by the Board of Directors and, upon such recommendation, the Chairman of the Board shall call for a special meeting of the membership to be held not less than ten days or more than sixty days after the proposed amendment shall have been posted upon the bulletin board (which shall not be later than the date Proxy Ballots are sent to each member) and notice thereof shall have been sent to the members. All votes shall be cast by Proxy Ballot pursuant to Section 4 of this Exhibit A or otherwise in person or
                         ---------         ---------
by proxy. For such proposed amendment to be approved, at least 300 votes must be cast, with at least a majority of such votes being cast in favor of the amendment; if less than 300 votes are cast, such proposal shall be resubmitted to the membership in accordance with the procedures set forth in this Section 5
                                                                      ---------
of this Exhibit A.  If twenty-five members or more petition for a special
        ---------
meeting for the purpose of voting upon any proposed amendment, the Board of Directors, within thirty days or at the next regular Board of Directors meeting, whichever is sooner, shall either approve and recommend the proposed amendment and call for a special meeting to vote upon such amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, one hundred members or more petition for a special meeting for the purpose of voting upon such proposed amendment, a special meeting shall be called for in accordance with the procedures set forth in this Section 5 of this
                                                               ---------
Exhibit A as though the proposed amendment had been recommended by the Board of
---------
Directors.

A petition for a special meeting for the purpose of voting upon an amendment which in the opinion of the Board of Directors involves the same or substantially the same subject matter as has been submitted to a vote of the membership at a special meeting at which at least 300 votes were cast at any time within the twelve months immediately preceding the receipt of such petition by the Board of Directors shall require the signatures of at least one hundred members. The Board of Directors shall within thirty days or at the next regular Board of Directors meeting, whichever is sooner, either approve and recommend the proposed amendment and call for a special meeting to vote upon such amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, two hundred and fifty members or more petition for a special meeting for the purpose of voting upon such proposed amendment, a special meeting shall be called for in like manner as though the proposed amendment had been recommended by the Board of Directors and, for such amendment to be approved, at least 300 votes must be cast, with at least two-thirds of such votes being cast in favor of such amendment.

Every petition for amendment shall be signed and dated by each petitioning member. It shall be considered an act detrimental to the welfare of the Corporation for any member to sign a petition for a special meeting for the purpose of a vote on an amendment despite disapproval of such amendment by the Board of Directors unless and until the Board of Directors shall actually have disapproved submission of such amendment.

          Section 6. Amendment of Amendment of Bylaws.  During the period of
          ---------  --------------------------------
posting of an amendment in accordance with Section 5 of this Exhibit A, such
                                           ---------         ---------
amendment may be amended at a special meeting held for that purpose if the amendment to the proposed amendment is approved in a vote of the membership in which at least 300 votes are cast and at least a majority of such votes are cast in favor of the amendment to the proposed amendment. If the proposed amendment is thus amended, the amended amendment shall then be posted for at least ten days before submission to the membership for vote at a special meeting.

          Section 7. Other Propositions For Vote By Members.  Any proposition
          ---------  --------------------------------------
which the Board of Directors orders submitted to a vote of the members may be so submitted in accordance with the provisions of this Section 7 of this Exhibit A,
                                                    ---------         ---------
unless provision for such a submission is specifically provided by some other provision of the Certificate of Incorporation or Bylaws. Such a proposition may be an amendment to the Corporation's Certificate of Incorporation, or may be any other proposition which by law or by the Bylaws or by the Regulations or by order of the Board of Directors for any other reason is required to be so submitted to a vote of the members. Any number of propositions not exceeding five may be submitted concurrently to such a vote of the members.

          In submitting any proposition to a vote of the members, the Board of Directors shall adopt a resolution setting forth such proposition, recommending its adoption and ordering it to be submitted to a vote at a special meeting of the members. Thereupon, the Chairman of the Board shall cause such proposition to be posted upon the bulletin board of the Corporation and shall call for a special meeting upon the proposition on a day to be fixed by the Chairman of the Board, which shall not be less than ten days or more than sixty days after the proposition shall have been posted upon the bulletin board. A notice of the date and time of such special meeting shall be given by mail to each member at least ten days in advance of the date upon which such vote is to be taken. Such notice may be accompanied by a letter from the Chairman of the Board in such form and with such content as the Board of Directors shall approve. A form of Proxy Ballot setting forth the proposition(s) to be voted upon and providing an appropriate space for use by the member in voting "for" or "against" the proposition shall be supplied to each member.

          Any such proposition thus submitted to a vote of the members shall be deemed adopted if at least 300 votes shall have been cast in the special meeting and a majority of the votes thus cast shall have been in favor of the adoption of the proposition.

          Section 8.  Voting Rights.  Each Full Member shall be entitled to one
          ---------   -------------
vote on all matters that are subject to a vote of the general membership. Each Associate Member shall be entitled to one-sixth (1/6) of one vote on all matters that are subject to a vote of the general membership. Until surrendered for an Associate Membership, no one-half (1/2) participations or multiples thereof, shall have any voting rights. In addition, except as otherwise provided herein, no other *** member or Membership Interest holder (as defined in the Rules) shall have any voting rights.

                                   EXHIBIT B

                              BOARD OF DIRECTORS
                              ------------------


          The Board of Directors shall be subject to the provisions set forth below:

          Section 1. Chairman of the Board.  The Chairman of the Board shall be
          ---------  ---------------------
the presiding officer of all membership and Board of Directors meetings and shall exercise such powers and perform such duties as generally appertain to that office. Subject to the approval of the Board of Directors, he may appoint special committees and all other committees where the method of appointment is not otherwise provided for, and may temporarily fill any vacancy in any appointive office other than *** non-member Director.


          Section 2. Vice Chairman.  ***  Until the first Annual Election
          ---------  -------------
following the Required Approval, the Vice Chairman of the Board ("Vice Chairman") shall perform the duties of the Chairman of the Board in his absence or disability. In the absence or disability of the Chairman of the Board and, to the extent the Vice Chairman remains an elective office, the Vice Chairman, the Board of Directors may choose temporarily an Acting Chairman of the Board.
***


          Section 3. President.  (1) The Board of Directors may elect a
          ---------  ---------
President of the Corporation, who shall be a non-member, by the affirmative vote of at least two-thirds of the full Board of Directors; (2) the Board of Directors is expressly authorized, by such affirmative vote, to fix the compensation of such President, to prescribe the duties to be performed by him and to prescribe a tenure of office which tenure shall be subject to termination for good cause or otherwise, by a vote of not less than two-thirds of the full Board of Directors; and (3) the Board of Directors is expressly authorized to delegate to the President full power to carry on the day-to-day activities of the Corporation, reserving to itself in such case the authority to review the activities of the President and to determine the policies of the Corporation.


          Section 4. President's Duties.  (1) The President shall be the Chief
          ---------  ------------------
Executive Officer of the Corporation responsible to the Board of Directors for the management and administration of its business affairs; (2) he shall serve as chief liaison between the Corporation and the public, including federal, state and local government agencies; (3) he shall be a non-voting Director of the Corporation and a non-voting member of the Executive Committee and shall be included for purposes of determining whether a quorum of the Board of Directors or the Executive Committee is achieved; (4) he shall be an ex officio non-voting member of all appointed and special committees of the Corporation of which he is not a regular member; (5) he shall employ such subordinate administrative personnel as he may determine from time to time are required for the efficient management and operation of the Corporation, and shall establish the qualifications, duties and responsibilities of all subordinate administrative personnel; (6) subject to the approval of the Board, he shall fix the compensation, terms and conditions of employment of all subordinate administrative personnel, and may terminate the employment of such personnel;
(7) he shall supervise the activities of the Departments of the Corporation; (8) he shall execute all contracts on behalf of the Corporation; (9) he shall not engage in any other business during his incumbency as President, nor shall he trade for his own account or for the account of others in any commodity which is traded on the Board of Trade of the City of Chicago; and (10) by his acceptance of the office of President, he shall be deemed to have agreed and he shall have agreed to uphold the Certificate of Incorporation and Bylaws, and the Rules, Regulations and Interpretations, of the Corporation. The Board may confer upon the President such other and additional rights and responsibilities as it may deem warranted; provided, however, that the Board shall not confer upon the President the power to formulate the policies of the Corporation or to take disciplinary action, arbitrate disputes or adjust claims against members except in his capacity as Director upon review of such matters.

          Section 5. Tenure of Office.
          ---------  ----------------

          (a) Except as otherwise provided in Section 5(b) of this Exhibit B, the following provisions relating to tenure of office shall apply:


              (1) The term of office of the *** Chairman of the Board and the Vice Chairman of the Board shall *** commence immediately following the Annual Election (as defined in the Bylaws) at which he or she is elected and will expire at the second Annual Election thereafter. The term of office of each elected Director shall commence immediately following the Annual Election at which he or she is elected and will expire at the third Annual Election thereafter, except as provided in Section 7 of this Exhibit B. In addition, each
                                  ---------         ---------
non-member  ***  Director shall be nominated and appointed pursuant to Section
                                                                       -------
***  5(a)(4) of this Exhibit B. The term of the office of each non-member
     -------
Director shall *** commence immediately following the Annual Election *** designated by the Board as the beginning of his or her term of office and will expire at the fourth Annual Election thereafter.


              (2) If a vacancy occurs in the office of non-member Director, such vacancy will be filled by a successor nominated and approved pursuant to Section
                                                                         -------
5(d) of this Exhibit B.  The successor non-member Director will take office at
----         ---------
the meeting following approval and shall hold office for the remainder of the applicable four-year term.

              (3) Beginning with the candidates elected at the First Annual Election following the adoption of the provisions set forth in Section 5(c) of this Exhibit B, No member shall be elected by the *** members of the Exchange Corporation to more than:


          -  Three consecutive two-year terms as Chairman of the Board; or

          -  Three consecutive two-year terms as Vice Chairman of the Board; or

          -  Two consecutive three-year terms as elected Director.

     The foregoing term limits shall apply separately and distinctly to each of the specified elective offices (i.e.-, Chairman of the Board, Vice Chairman of the Board, and elected Director). In addition, any terms served in substantially the same office with predecessors to the Corporation shall be counted for purposes of the foregoing term limits. A member who has reached a consecutive term limit in any one of the specified elective offices shall not thereby be ineligible for election to any other elective office on the Board. ***

               (4) *** The names of all candidates for the non-member Directors' positions shall be submitted to the Corporation's Nominating Committee. It will be the responsibility of the Nominating Committee to review the qualifications of the candidates and present to the Board of Directors the names of those candidates which the Nominating Committee believes are best qualified to serve on the Board of Directors. The Board of Directors will elect candidates from among those submitted by the Nominating Committee which the Board of Directors believes are best qualified to serve the *** membership.

          (b) On and after the first Annual Election following the Required Approval, the provisions of Section 5(a) shall be of no further force and effect and the following provisions relating to tenure of office shall apply:

               (1) Except as otherwise provided in Section 5(b)(2) of this Exhibit B, the term of each Director in office immediately prior to the first Annual Election following the Required Approval shall expire in connection with such Annual Election.

               (2) Notwithstanding anything else set forth in this Certificate of Incorporation, the position of the Chairman of the Board shall not be elected at the first Annual Election following the Required Approval but rather shall be held by the person who held the office of the Chairman of the Board immediately prior to the first Annual Election following the Required Approval.

               (3) Except as otherwise provided in Section 5(b)(4) of this Exhibit B, each Director elected in connection with the first Annual Election following the Required Approval or thereafter shall have a term of office that will commence immediately following the Annual Election at which he or she is elected and will expire at the first Annual Election following such Director's election. There shall be no limit to the number of terms a Director may serve on the Board of Directors.

     (c) If a vacancy occurs in any elective office due to death, resignation or other reason, such vacancy may be filled by a successor elected by the Board of Directors to serve until the next Annual Election or until his or her successor is elected and qualified. If any Director shall absent himself without an excuse from six consecutive regular meetings of the Board of Directors, his or her office may be declared vacant.

          (d) For purposes of this Certificate of Incorporation, the "Effective Time" shall mean the effective time of this amendment and restatement of the Certificate of Incorporation to be filed with the Secretary of State of the State of Delaware in connection with the modernization of certain aspects of the Corporation's corporate governance structure, including, but not limited to, the possible reduction in size of the Board of Directors from 18 directors to nine directors.

          Section 6. Qualifications for Elective  ***  Office.

          ---------  ----------------------------------------

              (a) No person shall be a candidate for a non-resident Full Member Directorship as defined in Article SIXTH of the Certificate of Incorporation unless that person:


               (1) Has been a Full Member for at least three months immediately preceding the deadline for petition candidacy as specified in the Bylaws;

               (2) Remains a Full Member thereafter through and including his election; and

               (3)  Has prior experience in the futures industry.

          (b) No person shall be a candidate for any other Directorship or elective office required to be filled by a *** member unless that person is a *** member at the time of standing for election and has been a *** member of the *** Corporation for at least one year next preceding his election. Notwithstanding the foregoing, to the extent a candidate for director is required to be a Full Member, such candidate may count time as an Associate Member towards such one year obligation .

          (c) All Directors and members of the Nominating Committee required to be Full Members, which include the Chairman of the Board and Vice Chairman of the Board elected prior to the Required Approval, or Associate Members of the Corporation, shall remain as such throughout their terms. All Directors and members of the Nominating Committee shall be referred to as the "elective officers." Notwithstanding the above, a Director who is required to be *** an Associate Member *** and has completed at least one and one-half years of his/her current term of office may continue in that office of Director for the remainder of that term provided that such Director continuously remains either an Associate Member of the *** Corporation or a Full Member of the Corporation.

          (d) Individual delegates of memberships who do not separately hold in their own name a membership of the appropriate class are not eligible to be an elective officer as defined in Section 6(d) of this Exhibit B. Members shall not be ineligible for elective office or for committee appointments based on their having delegated their memberships.

          (e) For purposes of Article Sixth(c) of this Certificate of Incorporation, "independent director" means a person other than an officer or employee of the Corporation or its subsidiaries or any other individual having a relationship, which, in the sole and absolute discretion of the Board of Directors, or in the case of a nominee, the Nominating Committee, would interfere with the exercise of independent judgement in carrying out the responsibilities of a Director. The following persons shall not be considered independent:

               (1) a Director who is a member of, or employed by, the Corporation or any of its affiliates for the current year or any of the past three (3) years;

               (2) a Director who accepts any compensation from the Corporation or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation, or who primarily performs services for the Corporation in a capacity other than as a member of the Board of Directors;

               (3) a Director who is a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the Corporation or any of its affiliates as an executive officer. Immediate family includes a person's spouse, parents, children, siblings, mother-in-law, father-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law and anyone who resides in such person's home;

               (4) a Director who is a partner in, or a controlling stockholder or an executive officer of, any for-profit business organization to which the Corporation made, or from which the Corporation received, payments that exceed 5% of the Corporation's or business organization's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

               (5) a Director who is employed as an executive of another entity where any of the Corporation's executives serve on that entity's compensation committee; and

               (6) a Director who is an officer, principal (as defined in the Commodity Exchange Act and applicable Regulations promulgated thereunder) or employee of a firm, which holds a membership either in its own name or through an employee on behalf of the firm.

          Section 7.  Elective Officers.
          ---------   -----------------

          (a) Unless and until the Required Approval occurs, the following provisions shall apply:

               (1) At the first Annual Election following the Effective Time *** and at every second Annual Election thereafter, the *** members of the *** Corporation shall elect as an officer a Vice Chairman of the Board.

               (2) *** At the first Annual Election following the Effective Time and at every third Annual Election thereafter, the members of the Corporation *** shall elect the following as officers: *** three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation), and one Director who shall be an Associate Member (and who shall not be a non-resident member as defined in Article SIXTH of *** this Certificate of Incorporation),

               (3) *** At the first Annual Election following the Effective Time, the members of the Corporation also shall elect, for a two-year term, one Director who shall be a Full Member, *** and a non-resident as defined in Article SIXTH of *** this Certificate of Incorporation,

               (4) *** At the second Annual Election following the Effective Time and at every second Annual Election thereafter, the members of the Corporation shall elect as an officer a Chairman of the Board,

               (5) *** At the second Annual Election following the Effective Time and at every third Annual Election thereafter, the *** members of the *** Corporation shall elect the following as officers: Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of *** this Certificate of Incorporation), one Director who shall be an Associate Member (and who shall not be a non-resident member as defined in Article SIXTH of the Certificate of Incorporation),

               (6)  ***  At the
     second Annual Election following the Effective Time, the members of the Corporation also shall elect, for one year terms, two Directors who shall be Full Members.

               (7) At the *** third Annual Election following the Effective Time and at every third Annual Election thereafter, the *** members of the *** Corporation shall elect the following as officers: Three Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation) ***.

               (b) The following provisions shall apply whether or not the Required Approval has occurred:

               (1) At the first Annual Election following the Effective Time and at every third Annual Election thereafter, the members of the Corporation shall elect as officers one member of the Nominating Committee who shall be a Full Member and one member of the Nominating Committee who shall be an Associate Member.

               (2) At the first Annual Election following the Effective Time, the members of the Corporation shall elect as an officer, for a two-year term, one member of the Nominating Committee who shall be a Full Member.

               (3) At the second Annual Election following the Effective Time and at every third Annual Election thereafter, the members of the Corporation shall elect as officers two members of the Nominating Committee who shall be Full Members.

               (4) At the third Annual Election following the Effective Time and at every third Annual Election thereafter, the members of the Corporation shall elect as an officer, one member of the Nominating Committee who shall be *** a Full Member.

                                                                      Appendix B
                                                                      ----------

                              AMENDED AND RESTATED

                                     BYLAWS

                                       OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


          The amendment and restatement of the Bylaws provided for hereinafter shall take effect at the effective time (the "Effective Time") of the Amended and Restated Certificate of Incorporation (as amended from time to time, the "Certificate of Incorporation") of Board of Trade of the City of Chicago, Inc. (the "Corporation") to be filed with the Secretary of State of the State of Delaware in connection with the modernization of certain aspects of the Corporation's corporate governance structure, including, but not limited to, the possible reduction in the size of the Board of Directors of the Corporation from 18 directors to nine directors. If the Effective Time does not occur, the Bylaws shall not be amended and restated as provided for hereinafter but instead shall remain unchanged until further amended in accordance with the Bylaws and applicable law.




                        ARTICLE I- RULES AND REGULATIONS
                        --------------------------------

     Section 1    Incorporation of Rules.
     ---------    ----------------------

     In accordance with the *** Certificate of Incorporation *** of the Corporation, the Rules of the Corporation (the *** "Rules"), as they may be amended from time to time, are hereby incorporated by reference into and made part of these Bylaws. The Bylaws and Rules may be adopted, amended or repealed by the membership in the manner provided in the Certificate of Incorporation and Exhibit A thereto.


     Section 2    Regulations.
     ---------    -----------

     The Board of Directors may adopt, amend or repeal Regulations of the Corporation (the "Regulations") not in conflict with the Rules, which shall have the binding effect of Rules. By majority vote, the Board of Directors may delegate, to particular committees as designated by the Board of Directors, the power to adopt, amend or repeal Regulations. Applicants for membership and any person or entity holding any membership or other interest in the Corporation shall be required to sign a written agreement to observe and be bound by this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time. In addition, the Board of Directors may adopt interpretations of the Certificate of Incorporation, Bylaws and Regulations ("Interpretations") which shall be incorporated into and deemed to be Regulations. The Regulations and Interpretations of Old CBOT, as in effect at the effective time of the Merger, shall become Regulations and Interpretations, respectively, of the Corporation, subject to the provisions hereof and of the Certificate of Incorporation.

                 ARTICLE II MEMBERS AND OTHER INTEREST HOLDERS
                 ---------- ----------------------------------

     Section 1    Terms and Conditions.
     ---------    --------------------

     The terms and conditions of membership in the Corporation, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided herein, in the Certificate of Incorporation and in the Rules and Regulations. Without limiting the foregoing, requirements with respect to, and restrictions and limitations on, the ownership, use, purchase, sale, transfer or other disposition of any membership or interest therein, or any other interest of or relating to the Corporation or membership therein, including the payment of proceeds from the sale, transfer or other disposition of any membership or interest therein, shall be as provided herein, in the Certificate of Incorporation and in the Rules and Regulations, or as otherwise provided in accordance with applicable law.

     Section 2    Annual Meeting and Chairman's Report.
     ---------    ------------------------------------

     The annual meeting of members shall be held on the first Thursday after the third Tuesday in February at 2:30 P.M. The annual mid-year Chairman's Report shall be given on the first Thursday after the third Tuesday in June at 2:00 P.M.

     Section 3    Special Meetings.
     ---------    ----------------

     Except as otherwise provided in the Certificate of Incorporation, special meetings of the members, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Board of Directors or the Chairman of the Board and shall be held at such place, on such date, and at such time as they or he or she shall fix.

     Section 4    Nominations and Annual Election.
     ---------    -------------------------------

     *** (a) In connection with each Annual Election (as defined below), the Nominating Committee shall hold at least three meetings, of which due notice shall be posted on the bulletin board. All members may attend such meetings and suggest nominees for the offices to be filled at the following election. In selecting candidates, the Nominating Committee shall give special consideration to the desirability of having all interests of the Corporation represented on the Board *** of Directors. To the extent it remains a qualification for office, at least one candidate for Director at each applicable Annual Election must be a non-resident Full Member as defined in Article SIXTH of the Certificate of Incorporation. The Nominating *** Committee shall nominate at least one candidate for each of the elective offices. The Nominating Committee may, in its sole discretion, nominate two candidates for any of the elective offices, but shall not nominate more than two candidates for any individual elective office. The Nominating Committee will make the final determination of eligibility (i.e., qualification) for nomination for election to the Board of Directors, but may not otherwise preclude candidates nominated pursuant to Section 4(c) below from being added to the ballot.


          (b) The Nominating *** Committee shall furnish the Secretary with a list of its nominees not later than five weeks prior to the Annual Election. Promptly upon *** submission, the list shall be posted by the Secretary upon the bulletin board. In case any nominee named by the Nominating Committee withdraws or becomes ineligible, and such withdrawal or ineligibility leaves no such candidate for the office for which the candidate was nominated, *** it shall be the duty of the Committee to nominate another candidate for such office. However, if such withdrawal or ineligibility leaves *** one or more candidates for such office, the Committee may at its discretion, but need not, nominate another candidate to replace the withdrawn or ineligible candidate.


          (c) Other nominations may be made by petition, signed by not less than forty members in good standing and filed with the *** Nominating Committee not later than three weeks prior to the Annual Election. The Nominating Committee shall furnish the Secretary with a list of eligible petition nominees not later than two weeks prior to the Annual Election. Promptly upon submission *** to the Secretary, the names of *** eligible petition nominees shall be posted by the Secretary upon the bulletin board.


     *** (d) Members shall vote to elect persons to serve on the Board of Directors and Nominating Committee at an annual election (the "Annual Election"). The Annual Election shall be held *** on such date and at such time as the Board of Directors shall each year fix, which date shall be within thirteen (13) months of the last Annual Election; provided however that the first Annual Election following the Effective Time need not be held until, but may occur no later than, March 31, 2002.


     All candidates for the respective elective offices shall be listed alphabetically on the ballot.

     Section 5    Notice of Meetings.
     ---------    ------------------

     Written notice of the place, date, and time of all meetings of the members shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each member entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation). The notice of any special meeting of members shall also state the purpose or purposes for which such meeting is called.

     When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting without regard to the presence of a quorum at such adjournment.

     Section 6    Quorum.
     ---------    ------

     At members' meetings, one hundred members, present in person or by proxy, shall constitute a quorum. If a quorum shall fail to attend, a majority of the members present, in person or by proxy, may adjourn the meeting to a subsequent time.

     Section 7    Organization.
     ---------    ------------

     Such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman of the Board or, in his or her absence, such person as may be chosen by the vote of a majority of the members present, in person or by proxy, shall call to order any meeting of the members and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman appoints.

     Section 8    Conduct of Business.
     ---------    -------------------

     The chairman of any meeting of members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

     Section 9    Consent of Members in Lieu of Meeting.
     ---------    -------------------------------------

     Any action required to be taken at any annual or special meeting of members of the Corporation, or any action which may be taken at any annual or special meeting of the members, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the number of members that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of members are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

     Every written consent shall bear the date of signature of each member who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of members to take action are delivered to the Corporation in the manner prescribed in the first paragraph of this Section.

                        ARTICLE III - BOARD OF DIRECTORS
                        --------------------------------

     Section 1    General. The Board of Directors shall be comprised of such
     ---------    -------
persons, who shall be elected or appointed in such manner and shall have and exercise such powers, as provided in the Certificate of Incorporation.

     Section 2    Quorum. To the extent the size of the Board of Directors
     ---------    ------
remains 18 members, *** 10 members of the Board shall constitute a quorum, *** and, to the extent the size of the Board of Directors is reduced to nine members, five members shall constitute a quorum but, in each case, a lesser number may adjourn to a subsequent time.



***



     Section 3    Attendance at Board Meetings. In accordance with Section 7 of
     ---------    ----------------------------
this Article II, members of the Board of Directors or any committee who are physically present at a meeting of the Board of Directors or any committee may adopt as the procedure of such meeting that, for quorum purposes or otherwise, any member not physically present but in continuous communication with such meeting shall be deemed to be present. Continuous communication shall exist only when, by conference telephone or similar communications equipment, a member not physically present is able to hear and be heard by each other member deemed present, and to participate in the proceedings of the meeting.


     Section 4    Regular Meetings.  ***  Regular meetings of the Board of
     ---------    ----------------
Directors shall be at such place or places, on such date or dates, and at such time or times as shall be established by the Board of Directors and publicized among all of the Directors by call letter. A notice of such regular meeting shall not be required.


     Section 5    Special Meetings.
     ---------    ----------------

     Special meetings of the Board of Directors may be called by the Chairman of the Board, and shall be called by the Secretary upon the written request of five Directors, to the extent the size of the Board of Directors remains 18 members, or by three directors, to the extent the size of the Board of Directors is reduced to nine members. The Secretary shall give at least one hour's notice of such meetings either by announcement on Change or by *** call letter. No business may be considered except that embraced by announcement on Change or in the call letter.


     Section 6    Roll Call Votes by Board.
     ---------    ------------------------

     A motion to order a roll call vote by the Board of Directors shall be deemed adopted if duly made by any present director.


     Section 7    Annual Report to Members.
     ---------    ------------------------

     The Board of Directors, at each annual meeting of the members, shall make a complete report of all receipts and expenditures for the preceding year and an exhibit of the financial affairs, property, and general condition of the Corporation.


     Section 8    Emergencies.
     ---------    -----------

     In addition to their general authority under law, the Certificate of Incorporation and these Bylaws, the Board of Directors and certain officers of the Corporation shall have such authority in certain emergencies as provided in the Rules.

     Section 9    Certain Rights and Restrictions.
     ---------    -------------------------------

     The right of any person to vote, participate or take any action in any capacity as a member of the Board of Directors or any committee, panel or other body shall be subject to such requirements and restrictions as may be provided herein, in the Certificate of Incorporation and in the Rules and Regulations.

                     ARTICLE IV - COMMITTEES AND DEPARTMENTS
                     ---------------------------------------

     Section 1    General.
     ---------    -------

     To the fullest extent permitted by law and the Certificate of Incorporation, the Board of Directors shall have the power to appoint, and to delegate authority to, such committees of the Board of Directors as it determines to be appropriate from time to time.

     Section 2    Additional and Standing Committees.
     ---------    ----------------------------------

     In addition to such committees as may be authorized by the Board of Directors from time to time, the Corporation shall have such additional and standing committees, which shall be comprised of such persons having such powers and duties, as provided in the Rules and Regulations. Any person may be disqualified from serving on or participating in the affairs of any committee to the extent provided in the Rules and Regulations.

     Section 3    Departments.
     ---------    -----------

     The Corporation shall have such departments as are authorized in or in accordance with the Rules and Regulations.

                              ARTICLE V- OFFICERS
                              -------------------

     Section 1    General.
     ---------    -------

     The Corporation shall have such officers, with such powers and duties, as provided herein and in the Certificate of Incorporation.



     Section 2    President.
     ---------    ---------

     The Corporation shall have a President with such powers and duties as provided in the Certificate of Incorporation.

     Section 3    Officers Other Than President.
     ---------    -----------------------------

     Following each Annual Election, the Board of Directors shall appoint such Vice Presidents as it may deem necessary or desirable for the efficient management and operation of the Corporation. The Executive Vice President and any other Vice Presidents shall be responsible to the President. The Board of Directors shall also appoint such other officers as may be necessary. The Board of Directors may prescribe the duties and fix the compensation of all such officers and they shall hold office during the will of the Board of Directors.


     Section 4    Bonding of Employees.
     ---------    --------------------

     The President, Secretary, Assistant Secretary, Treasurer and Assistant Treasurer shall be placed under bond of $50,000 each, premium to be paid out of the general funds of the Corporation; and such other employees of the Office of the Secretary, who handle funds of the Corporation, shall be bonded in the sum of $5,000 each, premiums to be paid out of the general funds of the Corporation.

     Section 5    Secretary.
     ---------    ---------

     The Secretary shall perform such duties as may be delegated to him or her by the Board of Directors or the President. In addition he or she shall be charged with the following specific duties:


          (a) To take charge of the books, papers, and corporate seal of the Corporation;

          (b) To attend all meetings of the Corporation and the Board of Directors, and to keep official records thereof;


          (c) To give notices when required of all Corporation and Board of Directors meetings;


          (d) To conduct the correspondence of the Corporation under the direction of the proper officers;

          (e) To furnish to the Chairman of every Special Committee a copy of the resolution whereby such Committee was created;

               (i) To post all notices which may be required to be posted upon the bulletin board;

          (f)  To keep his or her office open during usual business hours;

          (g) To see that the rooms and property of the Corporation are kept in good order;

               (i) To attest, upon behalf of the Corporation, all contracts and other documents requiring authentication;

          (h) To permit members to examine the records of the Corporation upon reasonable request; and

          (i) To post on the bulletin board from time to time the names of all warehouses, the receipts of which are declared regular for delivery, and also, upon direction of the Board of Directors, to post any fact tending to impair the value of receipts issued by such warehouses.


     Section 6    Assistant Secretaries.
     ---------    ---------------------

     Assistant Secretaries shall perform such duties as the Secretary or the Board may require, and shall act as Secretary in the absence or disability of the Secretary.

     Section 7  Treasurer.
     --------   ---------

     The Treasurer shall have general charge of all funds belonging to the Corporation, and shall be charged with the following specific duties:

          (a) The Treasurer shall receive from the Secretary deposit of funds belonging to the Corporation. Checks in amounts over $10,000 shall be signed by either the President, the Chief Financial Officer, the Treasurer, the Secretary or the Assistant Secretary and countersigned by the Chairman of the Board, a Vice Chairman of the Board, to the extent it remains an elective office, or one of the three other elected members of the Executive Committee;


          (b) To make an annual report to the Corporation of all receipts and disbursements; and

          (c) To keep all of his or her accounts in permanent books of account belonging to the Corporation, which books shall at all times be open to the examination of the Board of Directors or any committee thereof.


     Section 7   Assistant Treasurer.
     ---------   -------------------

     The Assistant Treasurer shall perform such duties as the Treasurer or the Board of Directors may require, and shall act as Treasurer in the absence or disability of the Treasurer.


                              ARTICLE VI - NOTICES
                              --------------------

     Section 1    Notices.
     ---------    -------

     Except as otherwise specifically provided herein or required by law, all notices required to be given to any member, Director, committee member, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by prepaid telegram or mailgram. Any such notice shall be addressed to such member, Director, committee member, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation. The time when such notice is received, if hand delivered, or dispatched, if delivered through the mails or by telegram or mailgram, shall be the time of the giving of the notice.

     Section 2    Waivers.
     ---------    -------

     A written waiver of any notice, signed by a member, Director, committee member, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such member, Director, committee member, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

                          ARTICLE VII- MISCELLANEOUS
                          --------------------------

     Section 1    Facsimile Signatures.
     ---------    --------------------

     Facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

     Section 2    Corporate Seal.
     ---------    --------------

     Except as may be otherwise determined by the Board of Directors from time to time, the seal of the Corporation shall bear a figure of Justice with a ship in the distance surrounded with the corporate name of the Corporation.

     Section 3    Reliance upon Books, Reports and Records.
     ---------    ----------------------------------------

     Each Director and each member of any committee designated by the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such Director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

     Section 4    Fiscal Year.
     ---------    -----------

     The fiscal year of the Corporation shall be as fixed by the Board of Directors from time to time.

     Section 5    Time Periods.
     ---------    ------------

     Except as otherwise specifically provided, in applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

            ARTICLE VIII- INDEMNIFICATION OF DIRECTORS AND OFFICERS
            -------------------------------------------------------

     Section 1    Right to Indemnification.
     ---------    ------------------------

     Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director, officer, committee member or employee of the Corporation or is or was serving at the request of the Corporation as a Director, officer, committee member or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, committee member or employee or in any other capacity while serving as a Director, officer, committee member or employee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this ARTICLE VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

     Section 2    Right to Advancement of Expenses.
     ---------    --------------------------------

     The right to indemnification conferred in Section 1 of this ARTICLE VIII shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this ARTICLE VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, officer, committee member or employee and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

     Section 3    Right of Indemnitee to Bring Suit.
     ---------    ---------------------------------

     If a claim under Section 1 or 2 of this ARTICLE VIII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In
(i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its members) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its members) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE VIII or otherwise shall be on the Corporation.

     Section 4    Non-Exclusivity of Rights.
     ---------    -------------------------

     The rights to indemnification and to the advancement of expenses conferred in this ARTICLE VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of members or disinterested Directors or otherwise.

     Section 5    Insurance.
     ---------    ---------

     The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, committee member or employee of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

     Section 6    Indemnification of Agents of the Corporation.
     ---------    --------------------------------------------

     The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation.

     Section 7    Corporation Defense Expenses.
     ---------    ----------------------------

     Any member or member firm who fails to prevail in a lawsuit or any other type of legal proceeding instituted by that member or member firm against the Corporation or any of its officers, Directors, committee members, employees or agents must pay to the Corporation all reasonable expenses, including attorney's fees, incurred by the Corporation in the defense of such proceeding. Any member or member firm required to compensate the Corporation pursuant to this section shall be assessed interest on such amount at the rate of Prime plus 1%, which interest shall accrue from the date such amount was demanded in writing after the member or member firm failed to prevail in a lawsuit or any other type of legal proceeding against the Corporation.

                             ARTICLE IX- AMENDMENTS
                             ----------------------

     These Bylaws may be amended in the manner specified in the Certificate of Incorporation and Exhibit A thereto.

                                 PROXY BALLOT

           BOARD OF TRADE OF THE CITY OF CHICAGO, INC. (THE "CBOT")

     The undersigned hereby appoints Paul J. Draths, Carol A. Burke and Terrance
K. Livingston, and each of them, Proxies, as that term is defined in Section 4 of Exhibit A to the CBOT's Amended and Restated Certificate of Incorporation, with full power of substitution and revocation, acting together or, if only one is present and voting, then that one, to vote at the Special Meeting of the Membership, to be held on October 31, 2001 and any adjournments or postponements thereof, with all of the powers the undersigned would possess if personally present, as designated herein:


PROPOSITIONS

1. Amend and restate the CBOT's Amended and Restated Certificate of Incorporation in the form set forth as Appendix A to the Proxy Ballot
                                            ----------
     Disclosure, dated as of October 17, 2001.

     FOR       [_]                                 AGAINST     [_]

2. Amend and restate the CBOT's Amended and Restated Bylaws in the form set forth as Appendix B to the Proxy Ballot Disclosure, dated as of October 17,
              ----------
     2001.

     FOR       [_]                                 AGAINST     [_]



     This Proxy Ballot, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made as to a Proposition, this Proxy Ballot will be voted "FOR" such Proposition.



______________________________                    __________________________
Signature                                         Date


______________________________
Print Name Here



         PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY BALLOT PROMPTLY
        ---------------------------------------------------------------